January 24, 2007

**Mail Stop 4-6**

Mr. Yossi Attia
Chief Executive Officer
Euroweb International Corp.
468 North Camden Drive, Suite 256(I)
Beverly Hills, California 90210

**Re:**   **Re: Euroweb International Corp.**
        **Form 10-KSB for the Year Ended December 31, 2005**
        **File No. 001-12000**

Dear Mr. Attia:

        We have completed our review of your 10-KSB and related filings and do not, at this time, have any further comments.

                                            Sincerely,


                                            Kathleen Collins
                                            Accounting Branch Chief